January 26, 2017

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Attention:  H. Roger Schwall

Assistant Director

Division of Corporate Finance

Re:                             Jagged Peak Energy Inc.

Registration Statement on Form S-1 (File No. 333-215179)

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on January 24, 2017, in which we, as representatives of the several underwriters of Jagged Peak Energy Inc.’s (the “Company”) proposed initial public offering of up to 43,958,750 shares of common stock of the Company, joined the Company’s request for acceleration of the effective date of the above-referenced Registration Statement for Thursday, January 26, 2017, at 3:30 p.m. eastern standard time. The Company is no longer requesting that such Registration Statement be declared effective at this time, and we hereby formally withdraw our request for acceleration of the effective date.

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The undersigned advise that they have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934.

Very truly yours,

CITIGROUP GLOBAL MARKETS INC.
CREDIT SUISSE SECURITIES (USA) LLC
J.P. MORGAN SECURITIES LLC
As Representatives of the several
Underwriters

CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Derek Deas
Name:	Derek Deas
Title:	Vice President

CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ Blake London
Name:	Blake London
Title:	Director

J.P. MORGAN SECURITIES LLC

By:	/s/ Geoffrey Paul
Name:	Geoffrey Paul
Title:	Managing Director